UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                          OF THE SECURITIES ACT OF 1934

                                  YP.NET, INC.
                                (Name of Issuer)

                                  YP.NET, INC.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                          (Title of Class of Securities)

                                    987824109
                      (CUSIP Number of Class of Securities)

                                  Angelo Tullo,
                                   President,
                                  YP.NET, INC.
                            4840 East Jasmine Street
                                    Suite 105
                               Mesa, Arizona 85205
                                 (480) 654-9646
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
           Communications on Behalf of the Person(s)) Filing Statement

                                 With copies to:
                                Gregory Sichenzia
                       Sichenzia Ross Friedman Ference LLP
                     1065 Avenue of the Americas, 21st Floor
                               New York, NY 10018
                                January 17, 2002
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE
               ---------------------------------------------------

Transaction  Valuation                                                Amount  of
                                                                      Filing Fee
$2,922,936  based  upon  price                                           $585
of  Common  Stock  on  January  17,  2002

____ Checkbox if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of the filing.

AMOUNT  PREVIOUSLY  PAID:

FILING  PARTY:

FORM  OR  REGISTRATION  NO.:

DATE  FILED:

___ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Check the appropriate boxes below to designate any transactions to which the statement relates:

___  third-party  tender  offer  subject  to  Rule  14D-1.

_X_  issuer  tender  offer  subject  to  Rule  13e-4.

___  going-private  transaction  subject  to  Rule  13e-3.

___  amendment  to  Schedule  13D  under  Rule  13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ___

================================================================================

ITEM  1.     SUMMARY  TERM  SHEET.

     This statement relates to our offer to exchange 20,158,180 shares of the Company's outstanding common stock, par value $.001 per share (the "Common Stock") for an aggregate combination of 20,158,180 shares of our series C preferred stock and/or series D preferred stock. The election period for the holders of the Common Stock expires on March 15, 2001, which the Company has the sole discretion to extend for an additional 30 days.

     The Common Stock that is the subject of this tender offer constitutes all of the Common Stock that is issued and outstanding, except for the Common Stock held by certain majority shareholders, officers and directors, who in aggregate hold 23,655,500 shares of Common Stock. Such persons have signed agreements with the Company whereby they are precluded from selling any of their holdings for a period of two years after the date of this offering, and are limited to selling 25% of their holdings per year during the subsequent four years. As a result of the agreements of these shareholders, the Company will save approximately $350,000 to $600,000 a year in dividends, which would otherwise be paid had such shareholders exchanged their Common Stock for preferred stock. The exchange will be computed as follows: each holder will be issued one share of either series C preferred stock or series D preferred stock, in an aggregate combination to be determined by each such holder, for each share of Common Stock tendered, or an aggregate of 20,158,180 shares of series C and/or D preferred


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
stock if all of the remaining holders of the Common Stock tender all of their shares. This tender is not conditioned upon the tender of any minimum amount, all shares tendered will be accepted by the Company and the Company will not withdraw its offer. Shares of Common Stock tendered during the election period will be held in escrow until the expiration of the offering, or any extension thereof. Any shareholders not tendering their Common Stock will continue to have the rights set forth in our certificate of incorporation.


ITEM  2.     SUBJECT  COMPANY  INFORMATION

(a) The name of the issuer is YP.NET, INC. The address of its principal executive offices is 4840 East Jasmine Street, Suite 105, Mesa, Arizona 85205.

(b) There are currently 43,813,680 shares of Common Stock, par value $.001 per share outstanding. In addition, there are currently: 1) 2,500,000 shares of Series B Preferred Stock authorized, with none outstanding; 2) 45,000,000 shares of Series C Preferred Stock authorized, with none outstanding; 3) 45,000,000 shares of Series D Preferred Stock authorized, with none outstanding; and 4)
50,000,000 shares of blank check Preferred Stock. Accordingly, if all of the holders eligible to participate in this offering elect to participate in this offering, the Company will issue an aggregate of 20,158,180 shares of Series C and/or D Preferred Stock and 23,655,500 shares of Common Stock will beoutstanding.

(c) The Common Stock has not been traded on a national exchange or automated trading system, it has been traded on the "Pink Sheets." However, the Company anticipates being listed on the OTC Bulletin Board in the near future. The high and low bids for the last two years are as follows:

                                                       High Bid   Low Bid
2000
First Quarter (January 1, 2000 to March 31, 2000)      $    0.52  $   0.25
Second Quarter (April 1, 2000 to June 30, 2000)        $    0.35  $   0.30
Third Quarter (July 1, 2000 to September 30, 2000 )    $    0.50  $   0.32
Fourth Quarter (October 1, 2000 to December 31, 2000)  $    0.43  $   0.18

2001
First Quarter (January 1, 2001 to March 31, 2001)      $    0.30  $   0.17
Second Quarter (April 1, 2001 to June 30, 2001)        $    0.25  $   0.15
Third Quarter (July 1, 2001 to September 30, 2001)     $   0.026  $  0.059
Fourth Quarter (October 1, 2001 to December 31, 2001)  $   0.319  $  0.069

(d)     Not  applicable

(e)     Not  applicable

(f)     Not  applicable

ITEM  3.     IDENTITY  AND  BACKGROUND  OF  FILING  PERSON

     YP.NET, INC., 4840 East Jasmine Street, Suite 105, Mesa, Arizona 85205. The business number is (480) 654-9646.


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
ITEM  4.     TERMS  OF  THE  TRANSACTION

     The purpose of this tender offer is to retire all of the Common Stock outstanding, except for the Common Stock held by certain majority shareholders, officers and directors that have agreed not to exchange pursuant to the lock-up agreements described in Item 1 above. The Company believes these lock up agreements are beneficial to the Company and its shareholders because it will save the Company approximately $350,000 to $600,000 a year in dividends by precluding those shareholders from participating in this exchange offer and, thus, precluding them from being entitled to receive dividends from the Series C Convertible Preferred Stock and the Series D Preferred Stock.

     The Company is offering the remaining holders of its Common Stock, the option to exchange one or more shares their Common Stock for an equal amount of shares of Series C Convertible Preferred Stock or Series D Convertible Preferred Stock, or any combination thereof.

     Series  C Convertible Preferred Stock. The holders of the Common Stock that
     -------------------------------------
elect to exchange their shares for Series C Convertible Preferred Stock shall receive dividends at the rate of 5% per annum based upon a liquidation preference of $.30 per share, payable each March 31, June 30, September 30 and December 31, commencing with the first such date following the issuance of such stock. The holders of Series C Convertible Preferred Stock shall be entitled, after two years from the initial issuance of the Series C Convertible Preferred Stock, and from time to time thereafter until five years from the initial issuance, at which time such entitlement shall expire, to convert all or portions of their Series C Convertible Preferred Stock holdings, on a one for one basis into shares of the Common Stock, together with the payment by the holder of $1.00 per converted share.

     Series  D  Preferred  Stock.  The  holders  of  Common  Stock that elect to
     ---------------------------
exchange their shares for Series D Preferred Stock shall receive dividends at the rate of 7% per annum based upon a liquidation preference of $.50 per share, payable each March 31, June 30, September 30 and December 31, commencing with the first such date following the issuance of such stock. The Series D Preferred Stock is not convertible into Common Stock.

     Holders that choose a combination of the Series C Convertible Preferred Stock and the Series D Preferred Stock, shall receive the rights described above proportionate to their holdings of each series of preferred stock.

     Upon the sale of substantially all of the stock or assets of the Corporation in a non-public transaction or dissolution, liquidation, or winding up of the Corporation, whether voluntary or involuntary, the holders of the Series C Convertible Preferred Stock and Series D Preferred Stock shall be entitled to receive out of the assets of the Corporation, before any distribution or payment is made upon the Common Stock or any other series of Preferred Stock, an amount in cash equal to $.30 per share and $.50 per share, respectively, plus any accrued but unpaid dividends. The holders of the Series C Convertible Preferred Stock and Series D Preferred Stock shall have no voting rights, except as required by law.

     The election period for this offering expires on March 15, 2002 (the "Expiration Date"), which date may be extended up to an additional 30 days by the Company at its sole discretion and in compliance with applicable securities


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
laws. Each Common Stock holder that elects to participate in this exchange offer must tender the certificates for their Common Stock, which will be held in escrow until the Expiration Date, or any extension thereof. This tender is not conditioned upon the tender of any minimum amount, all shares tendered will be accepted by the Company and the Company will not withdraw its offer.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

     The Company and certain majority shareholders, officers and directors, who in aggregate hold 23,655,500 shares of Common Stock, have signed agreements whereby such shareholders are precluded from selling any of their holdings for a period of two years after the date of this offering. After two years, these shareholders are limited to selling 25% percent of their holdings per year for the next four years. These lock-up agreements, entitled Limited Standstill Agreement, are annexed hereto as Exhibits 5.1 through 5.11.

ITEM  6.     PURPOSES  OF  THE  TRANSACTION  AND  PLANS  OR  PROPOSALS.

     The purpose of this tender offer is to retire all of the outstanding Common Stock, except for Common Stock held by certain majority shareholders, officers and directors, as described above in Item 1 and 4. Except as described herein, there are no present plans or proposals that relate to or would result in:

(a) The acquisition by any person, other than the Company, of additional securities of the Company, or the disposition of such securities by any such person;

(b) Any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) Any sale or transfer of a material amount of the assets of the Company or of any of its subsidiaries;

(d)  Any  change in the present Board of Directors or management of the Company;

(e) Any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company;

(f)  Any  material  change  in  the  Company's  corporate structure or business;

(g) Any changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) The delisting of any class of security of the Company from any national securities exchange, or the cessation of quotations of any such class of securities in any inter-dealer quotation system.

(i) Any class of equity security of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or


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
(j)  The  suspension  of  the  Company's  obligation to file reports pursuant to
Section  15(d)  of  the  Exchange  Act.

ITEM  7.  SOURCES  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATIONS

     The Company shall issue shares of Series C and/or Series D Preferred Stock in consideration for holders of its Common Stock tendering such Common Stock. In the event all of the eligible outstanding Common Stock, 20,158,180 shares, is tendered, an aggregate of 20,158,180 shares of the Series C and/or Series D Preferred Stock, in a combination to be determined by the holders of the Common Stock, shall be required to acquire the maximum amount of Common Stock.

ITEM  8.  INTERESTS  IN  SECURITIES  OF  THE  SUBJECT  COMPANY

     Not  applicable.

ITEM  9.  PERSONS/ASSETS,  RETAINED,  EMPLOYED,  COMPENSATED  OR  USED.

     No person or classes of persons have been employed, retained or are to be compensated by the Company to make solicitations or recommendations in connection with this offer, except for Edgar Seitz who has made an oral agreement with the Company to solicit exchanges in Germany for a fee of one cent per share exchanged by shareholders residing in Germany through his solicitation and under this tender offer. In addition, the Company shall issue to Edgar Seitz an option to purchase up to 400,000 shares of the Company's common stock at an exercise price of $2.00 per share and exercisable for a period of two years.

ITEM  10.  FINANCIAL  STATEMENTS

     Incorporated by reference are the financial statements that are included in the Company's Annual Report on form 10-KSB for the fiscal year ended September 30, 2001, and all amendments thereto, and the Quarterly Reports on Form 10-QSB for the periods ending December 31, 2000, March 31, 2001 and June 30, 2001.

 ITEM  11.  ADDITIONAL  INFORMATION

(a) (1) There are no present or proposed contracts, arrangements, understandings or relationships between the Company and its executive officers, directors or affiliates relating, directly or indirectly, to this tender offer, except for the Limited Standstill Agreements between the Company and certain majority shareholders, officers and directors, which are annexed hereto as Exhibits 5.1 - 5.11.

(2) There are no applicable regulatory requirements or approvals needed for this offer.

(3)  There  are  no  applicable  anti-trust  laws.

(4)  The  margin  requirements  of  Section  7  are  inapplicable.

(5)  None.


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
ITEM  12.  EXHIBITS.

(a) The form of the transmittal letter dated January 22, 2002, the Limited Standstill Agreements between the Company and certain majority shareholders, officers and directors are annexed hereto as exhibits.

(b)  None.

(c)  None.

(d)  None.

(e)  None.

(f)  None.

================================================================================

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January  22,  2002
                                  YP.NET, INC.

                          By:  /s/  Angelo  Tullo
                               -------------------------------
                               Angelo  Tullo
                               Chief  Executive  Officer


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